UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on deadlines for refinery sales foreseen in the TCC

—

Rio de Janeiro, July 30, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it has celebrated a new addendum to the Term of Commitment to Cessation (TCC) signed with the Administrative Council for Economic Defense (CADE), with the purpose of extending the deadline for Petrobras to continue with the discussions for the effective conclusion of the negotiation processes and to execute the signing of the purchase and sale agreements related to the REMAN, LUBNOR, and REFAP refineries.

As a result, the current deadlines for the purchase and sale agreements´signing are as follows:

(i) Isaac Sabbá Refinery (REMAN) - 08/31/2021;

(ii) Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR), Alberto Pasqualini Refinery (REFAP), Unidade de Industrialização do Xisto (SIX), Gabriel Passos Refinery (REGAP) and Abreu e Lima Refinery (RNEST) - 10/30/2021 and

(iii) Presidente Getúlio Vargas Refinery (REPAR) - 12/31/2021.

The sale process of these assets is subject to evaluation by Petrobras' internal governance bodies. Such operations are provided for in the TCC signed with CADE in June 2019.

Petrobras reaffirms its commitment to comprehensive transparency in the management of its portfolio and reinforces that the main stages of the processes are disclosed to the market in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer